Filed Pursuant to Rule 433
Registration No. 333-165133
May 8, 2012

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated May 8, 2012)

Issuer:	Georgia Power Company
Security:	Series 2012B 2.85% Senior Notes due May 15, 2022
Expected Ratings:*	A3/A/A+ (Moody’s/Standard & Poor’s/Fitch)
Size:	$400,000,000
Initial Public Offering Price:	99.827%
Maturity Date:	May 15, 2022
Treasury Benchmark:	2.00% due February 15, 2022
US Treasury Yield:	1.840%
Spread to Treasury:	+103 basis points
Re-offer Yield:	2.870%
Coupon:	2.85%
Make-Whole Call:	T+15 basis points
Interest Payment Dates:	May 15 and November 15 of each year, beginning November 15, 2012
Format:	SEC Registered
Denominations:	$1,000 and any integral multiple thereof
CUSIP/ISIN:	373334JX0 / US373334JX00
Trade Date:	May 8, 2012
Expected Settlement Date:	May 11, 2012 (T+3)
Joint Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC RBS Securities Inc. Scotia Capital (USA) Inc.
Co-Managers:	Blaylock Robert Van, LLC Lloyds Securities Inc. Toussaint Capital Partners, LLC
Concurrent Offering:
$350,000,000 additional amount of Georgia Power Company’s Series 2012A 4.30% Senior Notes due March 15, 2042, expected to be issued on May 11, 2012.  The closing of the offering of the Series 2012B Senior Notes is not contingent on the closing of the concurrent offering.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-0791, Goldman, Sachs & Co. toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533, RBS Securities Inc. toll-free at 1-866-884-2071 or Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.